UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33422

(Check One): ☐ Form 10-K    ☑ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D
☐ Form N-SAR    ☐ Form N-CSR

For Period Ended:  December 31, 2014

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note:

We filed Form 12b-25 on May 1, 2015 (the “Original Form 12b-25”).  This Amendment No. 1 to the Original Form 12b-25 is being filed solely to revise the signature page of the Original Form 12b-25 to (i) include the typed name of the signatory and (ii) change the date of such signature page to the date of actual filing of the Original Form 12b-25.  This Amendment No. 1 restates, but does not amend, the Original Form 12b-25, except as described in the previous sentence.

PART I—REGISTRANT INFORMATION

Empresa Distribuidora y Comercializadora Norte S.A.
Full Name of Registrant

Former Name if Applicable

Avenida del Libertador 6363

Address of Principal Executive Office (Street and Number)

Buenos Aires, Argentina (C1428ARG)

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑   (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)  The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10‑Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on Form 6-K on March 13, 2015, the Argentine Secretariat of Energy recently issued Resolution No. 32/2015 (“Resolution 32”), which provided for a temporary increase in our income as from February 1, 2015, to pay for expenses incurred and investments made in connection with the rendering of the energy distribution utility service, subject to compliance with certain conditions. This increase in income does not imply an increase in rates for service users. The analysis of the scope of Resolution 32 and its impact on us has consumed significant time and attention of senior management and personnel that is also devoted to the preparation of the annual report on Form 20-F for the fiscal year ended December 31, 2014 (the “2014 20-F”).  As a result of the foregoing, we will be unable to file the 2014 20-F within the prescribed time period without unreasonable effort or expense. It is anticipated that the 2014 20-F will be filed within 15 calendar days following the prescribed due date.

PART IV—OTHER INFORMATION

(1)               Name and telephone number of person to contact in regard to this notification

    Leandro Montero                                       +54 11                4346-5511

                 (Name)                                            (Area Code)     (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s). ☑ Yes  ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?          ☑ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in our results of operations from the corresponding period for the last fiscal year are reflected in our local audited financial statements as of and for the year ended December 31, 2014 that were filed with the Comisión Nacional de Valores (Argentine National Securities Commission) and furnished to the Commission on Form 6-K on March 20, 2015. We expect that the results of operations reflected in the audited financial statements as of and for the year ended December 31, 2014 (prepared in accordance with IFRS as issued by the IASB) to be included in the 2014 20-F will be consistent in all material respects with the results of operations set forth in the Form 6-K furnished to the Commission on March 20, 2015.

Signature Page to the Original Form 12b-25:

Empresa Distribuidora y Comercializadora Norte S.A.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2015                                           By:       /s/ Leandro Montero
Name: Leandro Montero

                                                                        Title:   Chief Financial Officer

Empresa Distribuidora y Comercializadora Norte S.A.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 4, 2015                                           By:       /s/ Leandro Montero
Name: Leandro Montero

                                                                        Title:   Chief Financial Officer